May 3, 2006

Via U.S. Mail

Jana Meyer
Secretary
Scientific Energy, Inc.
630 North 400 West
Salt Lake City, Utah  84103

Re:	Scientific Energy, Inc.
Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 thereunder
Filed April 27, 2006
File Number 5-81735

Dear Ms. Meyer:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Schedule 14f-1
Voting Securities and Ownership of Certain Beneficial Owners and Management, page 3
1. In the future, please note that the footnotes to the beneficial ownership table should identify the natural person who controls, i.e.
voting or investment power, the stock owned by the entities listed in the table. See Exchange Act Rule 13d-3. For example, you should have disclosed the natural person who controls the common stock owned by Kelton Capital Group Limited.


Board of Directors Information, page 5

2. In the future, please revise to ensure that you have provided all of the information required pursuant to Item 7(d) of Schedule 14A. For example, you indicate that the Company does not maintain a separate audit, compensation or nominating committee, however, you have not stated the basis for the view that it is appropriate for you to not have a nominating committee, pursuant to Item 7(d)(2). Further, note that even where the company does not have any defined policy or procedures for shareholder recommendations, you must provide the basis for the board`s apparent view that it is appropriate not to have a policy regarding the consideration of director candidates recommended by security holders and a process for security holders to send communications to the board pursuant to Items 7(d)(2)(ii)(F) and 7(h)(1) of Schedule 14A.

Schedule 13D filed April 14, 2006
3. Please be advised that where the statement on Schedule 13D is filed by a corporation, the information called for by Items 2-6 must be given with respect to each executive officer and director and/or controlling person of the corporation. See Instruction C to Schedule
13D. We note that Kelton Capital Group Limited is the filing person on this Schedule 13D, however, it does not appear that the information required pursuant to Instruction C has been provided. Please revise to provide this information.
4. Further, it is not clear whether a representative of Kelton Capital Group Limited has executed the Schedule 13D on behalf of Kelton, considering it states that it was executed by William G. Hu, on behalf of Stanley Chan, without any indication of Mr. Chan`s relationship to Kelton. Further, as it appears that the statement is being signed on behalf of Mr. Chan, evidence of Mr. Hu`s authority to sign on behalf of Mr. Chan should be filed with the statement, pursuant to Item 7. Please revise to provide this information.

Form 8-K filed on April 20, 2006
5. We note that this document was filed pursuant to Item 5.01 of Form
8-K. In light of the election of directors pursuant to the change of control transaction, it would appear that Item 5.02 would also be applicable to this change of control transaction. Please revise to file an amended Form 8-K reflecting this additional item and the related disclosure, or tell us why you believe this item is not applicable to this transaction.

Closing comment

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.
      Please direct any questions regarding our comments to me at
(202) 551-3264.  You may also reach me via facsimile at (202) 772-
9203.

								Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile (801) 733-0808:

Leonard E. Neilson, Esq.

Scientific Energy, Inc.
May 3, 2006
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE